# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forbright, Inc., CIK 0001925062
CUSIP: 34520K105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4445 WILLARD AVENUE, SUITE 1000, CHEVY CHASE, Maryland (MD), 20815
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001217448

## Reporting persons
- John Delaney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,837,235; shared voting power 125,000; sole dispositive power 4,837,235; shared dispositive power 125,000; aggregate amount beneficially owned 4,962,235 (13.7% of the class)

## Item 1. Issuer
Name of issuer: Forbright, Inc.
Address of issuer's principal executive offices: 4445 WILLARD AVENUE SUITE 1000 CHEVY CHASE Maryland 20815

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by John Delaney (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 4445 Willard Ave, Suite 1000, Chevy Chase, Maryland 20815.
Citizenship: See response to Row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Row 9 on the cover page.

The Reporting Person may be deemed to beneficially own in the aggregate 4,962,235 shares of Class A common stock of Forbright, Inc. (the "Issuer"), consisting of (i) 1,526,858 shares of Class A common stock held directly by the Reporting Person, (ii) 170,431 shares of restricted Class A common stock, (iii) 125,000 shares of Class A common stock held by AMD 09 LLC, (iv) 125,000 shares of Class A common stock held by JKD 09 LLC, (v) 49,946 shares of Class A common stock held by SBLG Family Investment LLC and (vi) 2,965,000 shares of Class A common stock issuable upon the exercise of vested options held directly by the Reporting Person (the "Options"). The Reporting Person has sole voting and dispositive power over the securities held by JKD 09 LLC and SBLG Family Investment LLC. The Reporting Person may be deemed to beneficially own the securities held by AMD 09 LLC through his spouse's voting and dispositive power over such securities.
Percent of class:
See response to Row 11 on the cover page.

The beneficial ownership percentage reported herein is calculated based on (i) 33,173,832 shares of Class A common stock outstanding as of August 14, 2026, as provided by the Issuer, plus (ii) 2,965,000 shares of Class A common stock issuable upon the exercise of the Options.
Sole power to vote or to direct the vote: See response to Row 5 on the cover page.
Shared power to vote or to direct the vote: See response to Row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John Delaney: /s/ John Delaney, John Delaney (08/14/2026)